Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation in the Registration Statements on Form S-3 (No. 333-283511) and Form S-8 (No. 333-275200) of Mach Natural Resources of our report dated March 6, 2025, except for unaudited supplemental information described in Note 13 and subsequent events described in Note 12, as to which the date is September 19, 2025, with respect to the consolidated balance sheets of Sabinal Energy Operating of December 31, 2024 and 2023 and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements, included in this Current Report on Form 8-K/A dated September 19, 2025.

/s/ Weaver and Tidwell

Houston, Texas

September 19, 2025